2009 Participants Meeting

The 2009 Meeting of Participants was held in Washington, D.C., on Tuesday, November 24, 2009. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

John J. Sweeney was elected to chair the Board of Trustees by: votes for 2,309,816.527; votes against 59,069,724; votes abstaining 961.902; votes not cast 896,556.455.

The table below details votes pertaining to Trustees who were elected at the Meeting.

The following Trustees were not up for reelection and their terms of office continued after the Meeting: Richard L. Trumka, Arlene Holt Baker, Frank Hurt, James A. Williams, George Latimer, Tony Stanley, and Jack Quinn.

Ernst & Young LLP was ratified as the HIT's Independent Registered Public Accounting Firm by: votes for 2,332,330.964; votes against 35,535.839; votes abstaining 1,981.350; votes not cast 896,556.455.

Trustee	Votes For:	Votes Against:	Votes Abstaining:
Mark Ayers	2,228,778.115	141,070.038	0
John J. Flynn	2,318,670.833	51,177.320	0
Lindell Lee	2,318,670.833	51,177.320	0
Elizabeth H. Shuler	2,317,788.962	51,177.320	881.871
Stephen Frank	2,307,980.655	51,177.320	10,690.178
Richard Ravitch	2,316,604.066	50,981.734	2,262.353
Marlyn J. Spear	2,307,980.655	51,177.320	10,690.178
Votes not cast 896,556.455

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